The China Fund, Inc.


June 29, 2005


Mr. Stephen P. Bowen - Partner
KPMG LLP
99 High Street
Boston, Massachusetts  02110


Dear Mr. Bowen:

In response to KPMG LLPs resignation as the independent registered public accounting firm for The China Fund, Inc. (the Fund), effective March 31, 2005 and in accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

Effective March 31, 2005, KPMG LLP resigned as the Funds independent registered public accounting firm due to the potential conflicts that could arise from KPMG being awarded the engagement to provide internal audit outsourcing services to the Funds listed investment manager.

KPMG LLPs report on the Funds financial statements for fiscal year ended in October 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Funds fiscal year ended October 31, 2004 through March 31, 2005, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreement in its reports on the financial statements for such years.

A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to the Funds next
Form N-SAR (in accordance with Sub-Item 77k of Form N-SAR).

Sincerely,

/S/ Gary L. French

Mr. Gary L. French
President
The China Fund, Inc.